FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

August 19, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on August 19, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

August 19, 2025.

Schedule "A"

BUZZ High Performance Computing, a Subsidiary of HIVE Digital Technologies LTD. Partners with Bell Canada to Deliver Advanced Sovereign NVIDIA AI Infrastructure for Canada

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - August 19, 2025) - BUZZ High Performance Computing ("BUZZ HPC"), a wholly owned subsidiary of HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a Canadian AI cloud provider and NVIDIA Cloud Partner, today announced that on August 3 it had signed a preferred partnership with Bell Canada, the country's largest telecommunications provider1, to deliver one of Canada's largest sovereign AI ecosystems through Bell AI Fabric.

BUZZ HPC will provide Bell's government and enterprise customers with access to NVIDIA Ampere, NVIDIA Hopper, and NVIDIA Blackwell GPU clusters, scalable over NVIDIA Quantum-2 InfiniBand networking. BUZZ HPC's large-scale NVIDIA accelerated computing infrastructure, purpose-built for AI, machine learning, and scientific computing, will be integrated with Bell AI Fabric's advanced fibre network, data centres, and partner ecosystem, including Cohere. This combined capability supports a range of use cases, including developing AI foundational models and fine-tuning existing models all within Canada.

By expanding accelerated computing infrastructure across multiple provinces, the collaboration ensures true nationwide reach. Canadian innovators will gain access to high performing NVIDIA accelerated computing, hosted in secure, Canadian-owned facilities that comply with strict data residency and cybersecurity regulations.

"Sovereign is the new standard for cloud computing, and this partnership with Bell marks the beginning of a new era for AI innovation in Canada, with NVIDIA-accelerated infrastructure deployed domestically and a global footprint serving international customers, we are uniquely positioned to help Canada lead in AI while protecting its digital independence."

- Frank Holmes, Executive Chairman, BUZZ HPC

"BUZZ and Bell are sovereign by design, built to protect privacy and deliver trusted performance for innovators of all kinds. As a sovereign AI provider and NVIDIA Cloud Partner, our integration with Bell AI Fabric ensures secure, scalable access to accelerated computing across Canada empowering innovators to build globally competitive AI while maintaining full control over their data."

- Craig Tavares, President and COO, BUZZ HPC

"BUZZ HPC is one of the few Canadian cloud service providers with a purpose-built AI cloud that has experience operating GPU clusters at scale. We are excited to partner with BUZZ HPC for its AI infrastructure solutions - an important layer in the Bell AI Fabric ecosystem delivering the advanced workloads our customers need in a sovereign, private and secure Canadian facility."

- John Watson, Group President, Business Markets, AI and Ateko, Bell

"Sovereign AI infrastructure provides Canada's industries with essential computing to grow productivity, foster innovation and create economic opportunities. BUZZ HPC's NVIDIA infrastructure provides a high-performance AI computing backbone to drive innovation through Bell AI Fabric."

- Dave Salvator, Director, Accelerated Computing, NVIDIA

Launching later this year, BUZZ HPC's infrastructure will begin with a 5 MW deployment in Manitoba, followed by expansion into other Bell AI Fabric data centres. These deployments are designed to support a wide range of national objectives:

  Secure, sovereign AI: Data and compute infrastructure remain entirely within Canadian-owned facilities, ensuring full compliance with national residency and privacy laws.

  Nationwide access to advanced AI tools: Cutting-edge NVIDIA accelerated computing and high-speed networking deployed across multiple provinces, starting with Manitoba.

  Enhanced innovation and competitiveness: Enables Canadian businesses, researchers, and governments to build world-class AI solutions locally while maintaining global competitiveness.

  Sustainable, scalable growth: Green energy-powered infrastructure designed for long-term expansion supports an eco-conscious path to AI development.

This partnership forms a comprehensive AI solution for the Bell AI Fabric ecosystem. BUZZ HPC provides the foundational hardware layer for large-scale AI workloads; Cohere delivers customized large language models; Ateko brings specialized professional services; and Bell offers Canada's most advanced network and data centre backbone all working together to accelerate Canada's leadership in artificial intelligence.

About BUZZ HPC

BUZZ High Performance Computing (BUZZ HPC), a wholly owned subsidiary of HIVE Digital Technologies Ltd. (TSXV: HIVE) and an NVIDIA Cloud Partner, delivers enterprise-grade cloud services and large-scale NVIDIA GPU clusters. The platform supports a suite of managed services, including Kubernetes, Slurm, virtual machines, and bare-metal deployments optimized for AI, machine learning, and scientific workloads. Headquartered in Canada with a global reach, BUZZ HPC is one of the first and few Canadian sovereign AI platforms operating at scale. Since 2017, it has deployed supercomputing environments across Canada and the Nordics. Its Tier 3+ data centres powered entirely by renewable energy and engineered with ultra-low Power Usage Effectiveness (PUE) host thousands of industrial-grade GPUs across North America and Europe used for AI model training, fine-tuning and inference.

Through its Green GPU initiative, BUZZ HPC combines AI innovation with sustainability, offering localized expertise and global infrastructure.

Learn more at https://www.buzzhpc.ai.

For further information, please contact:

Craig Tavares, BUZZ HPC President and COO

Tel: (604) 664-1078

About Bell

Bell is Canada's largest communications company,1 providing advanced broadband Internet, wireless, TV, media and business communication services. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

1 Based on total revenue and total combined customer connections.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure powered by renewable hydroelectric energy. With a global footprint across Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com and https://www.buzzhpc.ai.

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, which may include but is not limited to statements regarding: the anticipated benefits of the partnership between BUZZ HPC and Bell Canada; the expected deployment, timing, capacity, and expansion of BUZZ HPC's NVIDIA-accelerated infrastructure; the potential impact on Canadian AI innovation, competitiveness, and economic growth; compliance with privacy, cybersecurity, and data residency regulations; the use of renewable energy; and any other future-oriented statements. Forward-looking information is based on current expectations, estimates, forecasts, and projections, as well as management's beliefs and assumptions, including that the partnership will proceed as planned, infrastructure will be deployed on the expected timelines and within budget, demand for AI computing will continue to grow, and regulatory requirements will remain consistent with current expectations, and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: the risk that deployment timelines may change; that costs may exceed expectations; that demand for AI infrastructure may be lower than anticipated; that partnerships or regulatory approvals may not materialize as expected; and the risk factors described in the Company's continuous disclosure documents available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking information. The Company disclaims any obligation to update or revise any forward-looking information, whether as a result of newinformation, future events, or otherwise, except as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/263024